Exhibit 99.1

FF301 Page 1 of 11 v 1.1.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 November 2025 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Pony AI Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 04 December 2025 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 498,911,230 USD 0.0005 USD 249,455.62 Increase / decrease (-) USD Balance at close of the month 498,911,230 USD 0.0005 USD 249,455.62 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02026 Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 81,088,770 USD 0.0005 USD 40,544.39 Increase / decrease (-) USD Balance at close of the month 81,088,770 USD 0.0005 USD 40,544.39 3. Class of shares WVR ordinary shares Type of shares Other type (specify in description) Listed on the Exchange (Note 1) No Stock code (if listed) 02026 Description Undesignated share

FF301 Page 2 of 11 v 1.1.1 Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 20,000,000 USD 0.0005 USD 10,000 Increase / decrease (-) USD Balance at close of the month 20,000,000 USD 0.0005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 300,000.01 Remarks: Opening balance upon listing on 6 November 2025. The Company will convene a general meeting within six months of the listing to amend the Articles of Association of the Company such that the authorized share capital of the Company will consist of Class A ordinary shares and Class B ordinary shares only.

FF301 Page 3 of 11 v 1.1.1 II. Movements in Issued Shares and/or Treasury Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Share Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 352,452,783 0 352,452,783 Increase / decrease (-) 0 0 Balance at close of the month 352,452,783 0 352,452,783 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) 02026 Description Class B Ordinary Share Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 81,088,770 0 81,088,770 Increase / decrease (-) 0 0 Balance at close of the month 81,088,770 0 81,088,770 Remarks: Opening balance upon listing on 6 November 2025. Opening and closing balances of Class A ordinary shares shown above are including 2,847,279 and 2,800,704 Class A ordinary shares which are registered in the name of our depositary bank satisfying any future exercise or vesting of awards granted under the 2016 Share Plan respectively.

FF301 Page 4 of 11 v 1.1.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Share Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2016 Share Plan (adopted by our Company on December 3, 2016 and amended in 2019 and 2020) 1,807,171 Others -24,000 1,783,171 1,783,171 0 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 10,143 Remarks: 1) Opening balance upon listing on 6 November 2025. 2) ) Others: -24,000 refers to 24,000 options being exercised. The exercise of 24,000 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the 2016 Share Plan.

FF301 Page 5 of 11 v 1.1.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 6 of 11 v 1.1.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 7 of 11 v 1.1.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Share Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2016 Share Plan - Restricted Share Unit Award (adopted by our Company on December 3, 2016 and amended in 2019 and 2020) 9,445,135 Increase in issued shares (excluding treasury shares): WVR ordinary shares A (DD1) Decrease in treasury shares: WVR ordinary shares A (DD2) Remarks: 1) Opening balance upon listing on 6 November 2025. 2) As of 30 November 2025, 9,445,135 shares of the issuer may be issued pursuant to the restricted share units granted under 2016 Share Plan. 22,575 restricted share units granted under 2016 Share Plan were vested during the month. 3,943 restricted share units granted under 2016 Share Plan were cancelled during the month.

FF301 Page 8 of 11 v 1.1.1 (E). Other Movements in Issued Shares and/or Treasury Shares Not applicable Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares A

FF301 Page 9 of 11 v 1.1.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.1.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 4) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Tian GAO Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.1.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 5. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.